Exhibit 99.1

Smart Share Global Limited Regains Compliance with the Nasdaq Minimum Bid Price Requirement

SHANGHAI, China, May 23, 2024 (GLOBE NEWSWIRE) -- Smart Share Global Limited (Nasdaq: EM) (“Energy Monster” or the “Company”), a consumer tech company providing mobile device charging service, today announced that it received a notification letter (the “Compliance Notification”) from the Listing Qualifications Department of the Nasdaq Stock Market LLC (“Nasdaq”), dated May 22, 2024, notifying the Company that it has regained compliance with the requirement of minimum bid price of US$1.00 per share set forth under Nasdaq Listing Rule 5550(a)(2) (the “Minimum Bid Price Requirement”).

As previously announced, the Company received a letter from Nasdaq dated June 22, 2023, indicating that it was not in compliance with Nasdaq Listing Rule 5450(a)(1), as the closing bid price of its American Depositary Shares (the “ADSs”) had been below US$1.00 per ADS for the previous 30 consecutive business days. The Company was given an initial period of 180 calendar days to regain compliance with the Minimum Bid Price Requirement. As announced on December 21, 2023, the Company was granted a second period of 180 calendar days, or until June 17, 2024, to regain compliance. To regain compliance, the closing bid price of the Company’s ADSs needs to be US$1.00 per share or higher for a minimum of ten consecutive business days on or prior to June 17, 2024.

On May 22, 2024, Nasdaq confirmed in the Compliance Notification that the closing bid price of the Company’s ADSs has been at US$1.00 per share or higher for the 10 consecutive business days from May 8, 2024 through May 21, 2024. Accordingly, the Company has regained the Minimum Bid Price Requirement, and the matter is now closed.

About Smart Share Global Limited

Smart Share Global Limited (Nasdaq: EM), or Energy Monster, is a consumer tech company with the mission to energize everyday life. The Company is the largest provider of mobile device charging service in China with the number one market share. The Company provides mobile device charging service through its power banks, which are placed in POIs such as entertainment venues, restaurants, shopping centers, hotels, transportation hubs and public spaces. Users may access the service by scanning the QR codes on Energy Monster’s cabinets to release the power banks. As of December 31, 2023, the Company had 9.2 million power banks in 1,234,000 POIs across more than 2,000 counties and county-level districts in China.

Contact Us

Investor Relations

Hansen Shi

ir@enmonster.com